Exhibit 99.1

Press Release

Satyam’s Q2 net profit at Rs.147.59 cr,
up 24.12%, well above guidance

Annual Revenue and profit forecast revised upwards.

Hyderabad, October 23, 2003: Satyam Computer Services Ltd (NYSE:SAY) today announced the audited results of the company for the quarter ended September 30, 2003.

The total income for the quarter (under Indian GAAP) increased to Rs.636.08 crore (US$138.22 mn.) up from Rs.570.35 crore (US$121.20 mn.), reflecting a rise of 25.94% increase (yoy). Software revenues for the period stood at Rs.598.49 crore (US$130.05 mn.), as against Rs.499.13 crore (US$102.68mn.) in the corresponding quarter of the previous year, recording a 19.91% increase (yoy). This has significantly surpassed the guidance of Rs.563 crore to Rs.568 crore issued at the end of the first quarter of the current fiscal year. The sequential revenue growth of 9.34% in US$ terms in Q2 was the highest in the last ten quarters and was spread across all major verticals, as well as the various technology segments.

Net profit at Rs.147.59 crore (US$32.07 mn.) shows a 24.12% increase over Q2 of the previous year. This includes a profit of Rs.13.87 crore (US$3.01 mn.) from sale of 3% stake in Sify Ltd.

EPS for the second quarter was Rs.4.69 on par value of Rs.2 per share, including a gain of Rs.0.44 on sale of stake in Sify. This shows an increase of 21.50% from Q1 and well above the Rs.3.81 to Rs.3.86 range forecast earlier. The Board of Directors have declared an interim dividend of Rs.1.20 per share (60% on an equity share of par value of Rs.2 each).

Income from software services in Q3 is anticipated to be between Rs.620 crore and Rs.630 crore and EPS is expected to be between Rs.4.05 and Rs.4.15.

The annual guidance for income from software services has once again been revised upwards to 26% to 28% in US$ terms, from 18% to 20% indicated at the end of the first quarter. This translates into expected software revenues between Rs.2,416 crore and Rs.2,454 crore as against Rs.2,281 crore to Rs.2,320 crore forecast at the end of Q1. The revised outlook is based on an exchange rate of Rs.45.30/US$.

In order to achieve the expected growth and prepare for the coming year, the net employee addition in the current year is expected to be around 3000, as against 1500 people indicated earlier.

Commenting on the results, Satyam Chairman B. Ramalinga Raju said, “I am pleased to report that the company’s performance in Q2 has exceeded our estimates by a considerable margin. Looking at the long term, revival of growth in technology spending seems to be on the cards based on early indicators. This, together with the increasing adoption of offshore outsourcing by global customers and the preeminence of leading Indian IT services companies in this space, will ensure high growth opportunities in the coming years”. Mr. Raju added, “to capitalize on this growth, Satyam is investing in customer relationship management, domain competency, breadth and depth of service offerings, increasing global presence and brand building. Our emphasis in these endeavors is to enhance our competitiveness vis-à-vis leading global players, while reinforcing our strong delivery capabilities and quality processes. These initiatives would further strengthen and derisk our already existing robust business model.”

Contribution from customers generating revenues between US$1 mn. and US$5 mn. has gone up significantly, this quarter. Higher caliber relationship management is one of the primary drivers for this growth. Another feature of Q2 is the increase in the revenue contribution from Asia Pacific. This region now has a 9.88% share of the total revenue, up from 7.5% in Q1, indicative of our growing presence in that market. Satyam achieved significant growth in the manufacturing, telecom and packaged software sectors.

Satyam added 27 new customers in the second quarter, including 5 Fortune 500 companies. The company has been able to score major wins in the face of stiff competition from global majors who have recently enhanced their offshore capabilities. This indicates our higher maturity in service offerings, solution orientation, relationship management and marketing competencies.

Financial Highlights under Indian GAAP

•	For Q2, Satyam announced a total income of Rs.636.08 crore (US$138.22 mn.)

•	The net profit for Q2 was Rs.147.59 crore (US$32.07 mn.) including profit of Rs.13.87 crore (US$3.01 mn.) from sale of 3% stake in Sify Ltd. Consequently, EPS for Q2 was Rs.4.69 on par value of Rs.2 per share including a gain of Rs.0.44 on sale of stake in Sify.

•	For the six months ended September 30, 2003, Satyam recorded a total income of Rs.1206.43 crore and a net profit of Rs.269.08 crore including profit of Rs.13.87 crore (US$3.01 mn.) from sale of 3% stake in Sify Ltd.

•	The Board of Directors have declared an interim dividend of Rs.1.20 (60% on an equity share of par value of Rs.2 each).

About Satyam Computer Services Ltd.

Satyam Computer Services Ltd., (NYSE: SAY) is a leading global Consulting and IT services company offering solutions to customers that sharpen their competitive edge and make strong business sense.

Satyam’s complete suite of solution ranges from strategy to implementation, covering key verticals and horizontals. It offers Information Technology expertise in the areas of Software Development Services, Consulting, Systems Integration, ERP Solutions, Product Development, Electronic Commerce and Internet-based services, through its state-of-the-art Development Centers located in India, the USA, the UK, the UAE, Singapore, Malaysia, China, Japan and Australia. These centers work as extended enterprise for over 290 global corporations, of which more than 80 are Fortune 500 companies. Satyam has a presence in 45 countries, and has people strength of about 11,000 professionals. For more information visit www.satyam.com

For any clarifications, please contact:

Srinivas V	Abhijit Roy
Sr. Vice President & CFO,	General Manager,
Satyam Computer Services Ltd.	Corporate Communications
Satyam Computer Services Ltd.
Phone: 040 2 7843222 (Ext: 4300)	Phone: 040 2 3306767 (Ext: 7843)
Mobile: 98494 46253
e-mail: srinivas_vadlamani@satyam.com	e-mail: abhijit_roy@satyam.com

Safe Harbor:

This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6K concerning the fiscal quarter ended June 30, 2003 furnished to the United States Securities Exchange Commission on August 14, 2003 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at www.sec.gov.